March 25, 2009

Mr. Larry Spirge

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CallWave, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 26, 2008
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Filed October 22, 2008
File No. 0-50958

Dear Mr. Spirge:

Thanks you for your letter of March 10, 2009 in connection with your review of the above captioned filings. This letter will respond to the questions raised in your letter.

Comment 1. Intellectual Property, page 14

In future filings, please disclose the duration of any patents, trademarks or licenses you hold. See Item 101(h)(4)(vii) of
Regulation S-K.

Response: In future filings we will disclose the duration of intellectual property we hold in accordance with Item 101(h)(4)(vii) of Regulation S-K.

Comment 2. Management’s Discussion & Analysis . . ., page 35

We note your statement on page 36 that management expects sales of new products to “mitigate the impact of declining revenue” from your legacy business “over time.” In future filings, please revise your disclosure to provide additional detail regarding management’s expectations for revenue from both your legacy business and your new line of unified communications products. Please refer to Item 303 of Regulation S-K and the Release No. 34-48960, which explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Response: In future filings we will attempt to more fully disclose the impact on revenue and results of operations from new product releases; however, please be advised that it is inherently difficult to determine the future impact of new products. Our intent with this disclosure was simply to note that new products were due to be released in the near future and that ultimately we expect those new products to contribute to revenue.

Comment 3. Results of Operations, page 39

We note that you refined the assumptions used for the amortization of deferred revenues and associated costs. Provide us with more details of the change including: (a) the assumptions previously used (b) assumptions refined (c) your reasons for the changes and (d) why you believe the change was appropriate. Also, provide us with details of the costs you are deferring.

Response: CallWave bills some of its subscribers for monthly or annual subscriptions at the beginning of the subscription period. A portion of this revenue is billed to subscribers on their phone bills. If a customer chooses this payment method CallWave must utilize a third party billing service (“ESBI”) that has relationships with the phone companies (“LECs”) that bill consumers for telecommunications services. CallWave transmits billing files to ESBI, which in turn are transmitted to the LECs, and finally the end consumer. Payments for these services then flow back to CallWave through the same chain of third parties.

When CallWave originally contracted with ESBI over 10 years ago their reporting capabilities were somewhat limited. CallWave was forced to make various assumptions about such things as the collectability of billed amounts, rejects of billed files by either ESBI or the telecommunications providers, and billing costs. These assumptions were based on historical experience. Over time, ESBI, at the request of its customers, expanded the reports available to include greater detail on a LEC-by-LEC basis and made the reports available in a more timely fashion. This allowed CallWave to true-up some of the estimates. We believe this change was appropriate because the information is now more accurate.

To the extent that CallWave defers subscriptions revenue, the associated costs are also deferred. These costs are almost entirely made up of telecommunications charges, billing costs, and patent license amortization. These costs bear a direct relationship to the subscription revenue and are deferred and expensed concurrently with the recognition of the revenue. The deferred costs never exceed the deferred subscription revenue.

Comment 4. Liquidity and Capital Resources, page 42

We note your statement that you believe that your cash on hand will be “adequate” to fund your operations “for at least the next twelve months.” In future filings, please revise your disclosure to provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III C of Release No. 34-26831 and footnote 43 of Release No. 34-48960. Please also address the impact that strategic acquisitions and investments in sales, marketing and research (as discussed on page nine of your Form 10-K will have on your liquidity needs.

Response: In future filings we will provide a more detailed discussion of our short-term and long-term liquidity needs.

Comment 5. Item 9A. Controls and Procedures

We note that in your amended Form 10-K you included the previously omitted disclosures regarding your assessment of internal control over financial reporting required by Item 308T of Regulation S-K and Item 9A of Form 10-K. We further note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us in detail how you considered whether management’s failure to perform or complete its report on internal control over financial reporting impacted its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Response: We did perform an evaluation of internal control over financial reporting of the Company as of the end of the fiscal year ended June 30, 2008. We acknowledge that notwithstanding the timely completion of the evaluation, management’s report on internal control over financial reporting of the Company as of June 30, 2008, was omitted from the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2008, filed via EDGAR with the Commission on September 26, 2008. Following discovery of the omission, the Company amended its annual report on Form 10-K for the fiscal year ended June 30, 2008, to include management’s report. At that time, management concluded that the omission did not render the Company’s disclosures and procedures, taken as a whole, ineffective as of the end of the fiscal year ended June 30, 2008.

This conclusion was based in part on (i) the timely completion of the evaluation underlying management’s report, (ii) the inclusion of a risk factor disclosure that our management was required to report on the effectiveness of our internal controls over financial reporting beginning with the fiscal year ended June 30, 2008, and (ii) fairly extensive Item 9A disclosures that we believe conveyed to users of the report that an evaluation had been performed and that controls and procedures were effective.

In future filings our disclosures will reflect the specific requirements of Item 308T of Regulation S-K to document our conclusions as to the effectiveness of our disclosure controls and procedures; however, we do not believe this renders our controls ineffective because the Item 9A disclosures that were provided met the intent of Item 308T in our opinion, just not the specific language requested.

We note the Staff’s observation that Compliance and Disclosure Interpretation 115.02 indicates that the failure to provide management’s report on internal control over financial reporting renders the annual report materially deficient and renders the Company not current or timely in its Exchange Act reporting. According to Compliance and Disclosure Interpretation 115.02, the Staff’s view is premised on the failure to complete management’s evaluation of internal control over financial reporting and the failure to file management’s report. In the Company’s case, the evaluation had been timely completed. Therefore, the Company respectfully submits that the late submission of a timely prepared and completed evaluation, but not the filing of Management’s Report, should not, by itself, render the Company’s disclosure controls and procedures, taken as a whole, ineffective. Furthermore, because the Company has already amended its annual report on Form 10-K for the fiscal year to fix the omission, it has become current in its Exchange Act reporting, according to Compliance and Disclosure Interpretation 115.02.

For the foregoing reasons, the Company’s management continues to believe that the disclosure controls and procedures were effective as of June 30, 2008.

Comment 6. Summary Compensation Table for Fiscal Year 2008, page 16

Please tell us why the semi-annual incentive bonuses described on page 13 are not reflected in the summary compensation table.

The bonuses presented in the table on page 13 were accrued at year-end. The Summary Compensation Table presented only amounts actually paid through year-end.

The undersigned acknowledges that:

•	the Company is responsible for the adequacy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Sincerely,

/s/ Mark Stubbs
Mark Stubbs,
Chief Financial Officer – CallWave, Inc.